FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	1003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 25, 2003, Series 2003-FF1	**333-104153**

Name of Person Filing the Document
(If Other than the Registrant)


03026741

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 25, 2003

FINANCIAL ASSET SECURITIES CORP.

By: ______________________
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FF1

Marketing Materials

$598,439,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Fairbanks Capital Corp.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: March 20, 2002***

$598,439,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FF1

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A1	$394,516,000	Not Offerred Hereby		AAA/Aaa2	March 2033	Hybrid Senior
A2	$133,607,000			AAA/Aaa2	March 2033	Hybrid Senior
M-1	$27,161,000	4.54/4.93	38-77/38-127	AA/Aa2	March 2033	Floating Rate Subordinate
M-2	$25,652,000	4.52/4.81	37-77/37-113	A/A2	March 2033	Floating Rate Subordinate
M-3	$13,580,000	4.45/4.51	37-77/37-90	BBB+/Baa1	March 2033	Floating Rate Subordinate
M-4	$3,923,000	3.93/3.93	37-62/37-62	BBB/Baa2	March 2033	Floating Rate Subordinate
Total:	**$598,439,000**					

(1) *The Class A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A1 and Class A2 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Roll Date (as defined herein). The Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are priced to call. The Class A1 and Class A2 Certificates are priced to the Roll Date. The margin on each of Class A1 (if applicable), Class A2 (if applicable), Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

Depositor:	Financial Asset Securities Corp.
Servicer:	Fairbanks Capital Corp.
Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	Wells Fargo Bank Minnesota, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class A1 Certificates, the Class A2 Certificates (together the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates***."
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Statistical Calculation Date: The close of business on March 1, 2003.

Cut-off Date: The close of business on April 1, 2003.

Expected Pricing Date: On or about March [21], 2003.

Expected Closing Date: On or about April 25, 2003.

Expected Settlement Date: On or about April 25, 2003.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2003.

Accrued Interest: The price to be paid by investors for the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class A1 and Class A2 Certificates will include accrued interest from April 1, 2003, up to, but not including, the Closing Date (24 days).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Class A1 and Class A2 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $603,569,230 of which: (i) approximately $450,875,144 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $152,694,085 consisted of a pool of non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). As of the Statistical Calculation Date, approximately 6.92% of the Group I Mortgage Loans and approximately 2.04 % of the Group II Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Offered Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans. As of the Statistical Calculation Date, approximately 47.25% of the Group I Mortgage Loans and approximately 62.49% of the Group II Mortgage Loans, at the time of the origination of the first lien mortgage loan to be acquired by the trust, the Originator also originated a second lien mortgage loan which will not be included in the trust. See the attached collateral descriptions for additional information on the Mortgage Loans.

Roll Date: April 2005.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" is One Month LIBOR plus the related margin for all of the Offered Certificates (other than the Class A1 and Class A2 Certificates). The Base Rate for the Class A1 and Class A2 Certificates is (i) a fixed rate for the first 24 Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class A1 and Class A2 Certificates).

Maximum Cap: The "***Maximum Cap***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis (in the case of the Offered Certificates other than the Class A1 and Class A2 Certificates).

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.85% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately 0.85% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 1.70% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in May 2006 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 25.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
AAA	[12.50]%	AAA	[25.00]%
AA	[8.00]%	AA	[16.00]%
A	[3.75]%	A	[7.50]%
BBB+	[1.50]%	BBB+	[3.00]%
BBB	[0.85]%	BBB	[1.70]%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 64% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
May 2006 – April 2007	2.50%
May 2007 – April 2008	3.50%
May 2008 – April 2009	4.50%
May 2009 and thereafter	4.75%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-4 Certificates, second to the Class M-3 Certificates, third, to the Class M-2 Certificates and fourth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates and sixth, monthly interest to the Class M-4 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates and then any unpaid applied Realized Loss amount to the Class M-4 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates and lastly to the Class M-4 Certificates.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates and 4) Class M-4 Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Senior Certificates will have at least 25.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 16.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 7.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 3.00% credit and fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 1.70% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.07	8.42	5.88	4.54	3.95	3.78	3.50
MDUR (yr)	19.95	7.59	5.45	4.28	3.75	3.60	3.34
First Prin Pay	01/25/25	09/25/07	06/25/06	06/25/06	08/25/06	10/25/06	10/25/06
Last Prin Pay	11/25/31	09/25/15	12/25/11	09/25/09	05/25/08	06/25/07	10/25/06

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	9.13	6.39	4.93	4.25	4.02	4.28
MDUR (yr)	20.02	8.12	5.86	4.61	4.01	3.82	4.05
First Prin Pay	01/25/25	09/25/07	06/25/06	06/25/06	08/25/06	10/25/06	01/25/07
Last Prin Pay	12/25/32	02/25/23	07/25/17	11/25/13	08/25/11	01/25/10	11/25/08

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.07	8.42	5.88	4.52	3.86	3.56	3.45
MDUR (yr)	17.55	7.21	5.24	4.13	3.58	3.32	3.23
First Prin Pay	01/25/25	09/25/07	06/25/06	05/25/06	06/25/06	06/25/06	07/25/06
Last Prin Pay	11/25/31	09/25/15	12/25/11	09/25/09	05/25/08	06/25/07	10/25/06

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.18	8.95	6.25	4.81	4.08	3.74	3.64
MDUR (yr)	17.59	7.56	5.52	4.36	3.76	3.47	3.39
First Prin Pay	01/25/25	09/25/07	06/25/06	05/25/06	06/25/06	06/25/06	07/25/06
Last Prin Pay	10/25/32	03/25/21	12/25/15	09/25/12	08/25/10	04/25/09	04/25/08

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.03	8.30	5.79	4.45	3.77	3.41	3.25
MDUR (yr)	16.15	6.89	5.05	4.00	3.44	3.14	3.00
First Prin Pay	01/25/25	09/25/07	06/25/06	05/25/06	05/25/06	05/25/06	05/25/06
Last Prin Pay	11/25/31	09/25/15	12/25/11	09/25/09	05/25/08	06/25/07	10/25/06

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.06	8.41	5.86	4.51	3.81	3.45	3.28
MDUR (yr)	16.16	6.96	5.10	4.04	3.47	3.17	3.03
First Prin Pay	01/25/25	09/25/07	06/25/06	05/25/06	05/25/06	05/25/06	05/25/06
Last Prin Pay	04/25/32	09/25/17	04/25/13	10/25/10	03/25/09	02/25/08	04/25/07

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.50	7.26	5.06	3.93	3.36	3.12	3.08
MDUR (yr)	14.69	6.00	4.40	3.51	3.04	2.84	2.81
First Prin Pay	01/25/25	09/25/07	06/25/06	05/25/06	05/25/06	05/25/06	05/25/06
Last Prin Pay	12/25/30	03/25/13	03/25/10	06/25/08	06/25/07	09/25/06	05/25/06

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.50	7.26	5.06	3.93	3.36	3.12	3.08
MDUR (yr)	14.69	6.00	4.40	3.51	3.04	2.84	2.81
First Prin Pay	01/25/25	09/25/07	06/25/06	05/25/06	05/25/06	05/25/06	05/25/06
Last Prin Pay	12/25/30	03/25/13	03/25/10	06/25/08	06/25/07	09/25/06	05/25/06

Total Mortgage Loans
As of the Statistical Calculation Date

			Minimum		Maximum	
NUMBER OF LOANS:	3,548					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$603,569,230					
AVG ORIGINAL LOAN AMOUNT:	$170,315.45		$20,700.00		$1,000,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$170,115.34		$20,681.73		$999,200.31	
WAVG CURRENT LOAN RATE:	7.020	%	4.750	%	10.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.640	%	1.390	%	7.750	%
WAVG MAXIMUM LOAN RATE:	12.942	%	10.750	%	16.375	%
WAVG MINIMUM LOAN RATE:	6.942	%	4.750	%	10.375	%
WAVG INITIAL PERIODIC RATE CAP:	2.996	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	25	months	4	months	59	months
WAVG ORIGINAL TERM:	358.22	months	180.00	months	360.00	months
WAVG REMAINING TERM:	357.09	months	178.00	months	359.00	months
WAVG ORIGINAL LTV:	80.25	%	14.44	%	100.00	%
WAVG CREDIT SCORE:	655		540		812	
FIRST PAY DATE:			Oct 01, 2002		Mar 01, 2003	
MATURITY DATE:			Jan 01, 2018		Feb 01, 2033	

TOP PROPERTY STATE CONC ($):	48.60 % California, 5.61 % Florida, 4.45 % Michigan
MAXIMUM ZIP CODE CONC ($):	0.56 % 95020


RBS Greenwich Capital

PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
20,682 - 50,000	176	7,266,785.43	1.20
50,001 - 100,000	919	71,472,564.73	11.84
100,001 - 150,000	920	114,006,334.23	18.89
150,001 - 200,000	535	92,503,827.54	15.33
200,001 - 250,000	350	77,983,742.97	12.92
250,001 - 300,000	236	64,260,642.50	10.65
300,001 - 350,000	146	47,479,643.14	7.87
350,001 - 400,000	89	33,312,144.70	5.52
400,001 - 450,000	61	26,272,045.55	4.35
450,001 - 500,000	41	19,667,343.00	3.26
500,001 - 550,000	15	7,821,661.73	1.30
550,001 - 600,000	19	10,938,071.37	1.81
600,001 - 650,000	8	5,049,185.87	0.84
650,001 - 700,000	12	8,252,453.06	1.37
700,001 - 750,000	7	5,107,586.47	0.85
750,001 - 800,000	5	3,889,816.09	0.64
800,001 - 850,000	3	2,493,987.14	0.41
850,001 - 900,000	1	884,300.00	0.15
900,001 - 950,000	1	940,000.00	0.16
950,001 - 999,200	4	3,967,094.06	0.66
Total	3,548	603,569,229.58	100.00

ORIGINAL TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	55	5,895,376.08	0.98
240	1	94,321.32	0.02
360	3,492	597,579,532.18	99.01
Total	3,548	603,569,229.58	100.00

REMAINING TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
178 - 178	5	352,492.53	0.06
179 - 180	50	5,542,883.55	0.92
239 - 240	1	94,321.32	0.02
353 - 354	2	379,913.83	0.06
355 - 356	5	1,008,398.63	0.17
357 - 358	428	72,219,931.34	11.97
359 - 359	3,057	523,971,288.38	86.81
Total	3,548	603,569,229.58	100.00

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	2,552	415,680,262.47	68.87
PUD	470	105,246,520.62	17.44
Condominium	304	48,496,849.51	8.04
Two-Four Family	183	30,198,528.60	5.00
Manufactured Housing	39	3,947,068.38	0.65
Total	3,548	603,569,229.58	100.00

OCCUPANCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	3,372	582,919,251.77	96.58
Non-owner	163	18,876,980.87	3.13
Second Home	13	1,772,996.94	0.29
Total	3,548	603,569,229.58	100.00

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	2,155	377,189,302.20	62.49
Cash Out Refinance	1,000	163,097,034.53	27.02
Rate/Term Refinance	393	63,282,892.85	10.48
Total	3,548	603,569,229.58	100.00

ORIGINAL LOAN-TO-VALUE RATIO (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
14.44 - 15.00	1	64,949.29	0.01
15.01 - 20.00	3	229,800.49	0.04
20.01 - 25.00	2	118,646.26	0.02
25.01 - 30.00	8	293,081.72	0.05
30.01 - 35.00	3	213,021.54	0.04
35.01 - 40.00	15	1,431,792.82	0.24
40.01 - 45.00	12	1,418,192.82	0.23
45.01 - 50.00	22	3,683,806.00	0.61
50.01 - 55.00	27	4,094,782.31	0.68
55.01 - 60.00	43	8,158,691.42	1.35
60.01 - 65.00	73	13,173,352.69	2.18
65.01 - 70.00	118	24,372,773.79	4.04
70.01 - 75.00	204	37,611,037.70	6.23
75.01 - 80.00	2,036	359,282,543.52	59.53
80.01 - 85.00	310	44,559,302.75	7.38
85.01 - 90.00	385	61,824,580.56	10.24
90.01 - 95.00	198	31,054,296.28	5.15
95.01 - 100.00	88	11,984,577.62	1.99
Total	3,548	603,569,229.58	100.00

PROPERTY STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	21	1,960,246.61	0.32
Arizona	68	9,222,588.60	1.53
Arkansas	6	573,395.28	0.10
California	1,156	293,311,294.21	48.60
Colorado	83	14,803,892.10	2.45
Connecticut	31	5,707,328.96	0.95
Delaware	2	282,801.42	0.05
Florida	276	33,834,239.77	5.61
Georgia	8	3,949,082.31	0.65
Idaho	6	518,925.43	0.09
Illinois	117	16,267,421.03	2.70
Indiana	60	5,311,483.58	0.88
Iowa	17	1,227,293.49	0.20
Kansas	17	1,752,552.98	0.29
Kentucky	34	2,871,164.26	0.48
Maine	5	539,851.40	0.09
Maryland	28	5,461,301.22	0.90
Massachusetts	34	7,721,961.52	1.28
Michigan	201	26,887,633.09	4.45
Minnesota	60	8,766,573.38	1.45
Mississippi	25	1,918,878.37	0.32
Missouri	76	6,235,851.56	1.03
Montana	2	274,776.87	0.05
Nebraska	16	1,630,777.11	0.27
Nevada	62	8,250,721.34	1.37
New Hampshire	13	1,608,832.15	0.27
New Jersey	49	8,717,388.27	1.44
New Mexico	10	1,323,145.09	0.22
New York	59	10,898,981.12	1.81
North Carolina	71	8,292,249.75	1.37
North Dakota	1	139,819.50	0.02
Ohio	198	19,552,253.36	3.24
Oklahoma	6	534,091.26	0.09
Oregon	127	18,079,627.60	3.00
Pennsylvania	41	4,226,375.97	0.70
Rhode Island	14	1,993,863.25	0.33
South Carolina	39	3,562,892.11	0.59
South Dakota	2	134,960.77	0.02
Tennessee	93	8,690,568.35	1.44

(continued)_

PROPERTY STATE (continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Texas	132	15,181,277.25	2.52
Utah	83	12,231,607.78	2.03
Vermont	6	972,422.57	0.16
Virginia	27	5,129,572.01	0.85
Washington	120	17,971,326.30	2.98
West Virginia	1	224,037.72	0.04
Wisconsin	39	4,353,807.94	0.72
Wyoming	6	468,093.57	0.08
Total	3,548	603,569,229.58	100.00

DOCUMENTATION LEVEL	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,057	522,507,221.41	86.57
No Income Verification	241	41,854,101.63	6.93
No Documentation	169	23,130,811.10	3.83
Limited Income Verification	81	16,077,095.44	2.66
Total	3,548	603,569,229.58	100.00

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
540 - 550	129	15,433,439.94	2.56
551 - 600	631	82,173,754.29	13.61
601 - 650	1,244	198,877,579.21	32.95
651 - 700	878	166,460,445.24	27.58
701 - 750	499	103,056,763.45	17.07
751 - 800	164	36,752,767.97	6.09
801 - 812	3	814,479.48	0.13
Total	3,548	603,569,229.58	100.00

CURRENT LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.750 - 5.000	12	2,284,134.41	0.38
5.001 - 6.000	367	85,085,210.87	14.10
6.001 - 7.000	1,354	266,267,249.25	44.12
7.001 - 8.000	1,053	160,478,051.40	26.59
8.001 - 9.000	611	74,740,665.27	12.38
9.001 - 10.000	132	13,255,047.31	2.20
10.001 - 10.750	19	1,458,871.07	0.24
Total	3,548	603,569,229.58	100.00

GROSS MARGIN (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.390 - 2.000	1	259,017.05	0.05
2.001 - 3.000	4	838,739.72	0.16
3.001 - 4.000	640	157,136,837.11	30.83
4.001 - 5.000	1,093	195,209,566.31	38.30
5.001 - 6.000	820	117,277,303.20	23.01
6.001 - 7.000	292	35,223,342.79	6.91
7.001 - 7.750	35	3,725,727.87	0.73
Total	2,885	509,670,534.05	100.00

MAXIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.750 - 11.000	12	2,284,134.41	0.45
11.001 - 12.000	360	83,561,809.89	16.40
12.001 - 13.000	1,165	230,803,147.83	45.28
13.001 - 14.000	814	124,696,385.28	24.47
14.001 - 15.000	444	58,438,370.68	11.47
15.001 - 16.000	85	9,314,340.40	1.83
16.001 - 16.375	5	572,345.56	0.11
Total	2,885	509,670,534.05	100.00

MINIMUM LOAN RATE (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.750 - 5.000	12	2,284,134.41	0.45
5.001 - 6.000	360	83,561,809.89	16.40
6.001 - 7.000	1,165	230,803,147.83	45.28
7.001 - 8.000	814	124,696,385.28	24.47
8.001 - 9.000	444	58,438,370.68	11.47
9.001 - 10.000	85	9,314,340.40	1.83
10.001 - 10.375	5	572,345.56	0.11
Total	2,885	509,670,534.05	100.00

NEXT ADJUSTMENT DATE (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
07/01/03	1	111,923.88	0.02
08/01/03	2	723,272.12	0.14
02/01/04	1	393,000.73	0.08
09/01/04	2	379,913.83	0.07
10/01/04	5	1,008,398.63	0.20
12/01/04	4	559,211.17	0.11
01/01/05	320	53,711,997.69	10.54
02/01/05	2,392	411,456,556.56	80.73
01/01/06	4	840,182.03	0.16
02/01/06	27	5,513,894.21	1.08
01/01/08	12	3,604,034.59	0.71
02/01/08	115	31,368,148.61	6.15
Total	2,885	509,670,534.05	100.00

INITIAL PERIODIC RATE CAP (%) (ARMS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	3	835,196.00	0.16
2.000	1	393,000.73	0.08
3.000	2,881	508,442,337.32	99.76
Total	2,885	509,670,534.05	100.00

PERIODIC RATE CAP (%) (ARMS ONLY)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	2,885	509,670,534.05	100.00
Total	2,885	509,670,534.05	100.00

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Mo LIBOR ARM	1,875	282,509,482.17	46.81
5YR IO 2/28 6 Mo LIBOR ARM	848	184,606,595.71	30.59
Fixed Rate	663	93,898,695.53	15.56
5YR IO 5/25 6 Mo LIBOR ARM	82	23,817,500.00	3.95
5/25 6 Mo LIBOR ARM	45	11,154,683.20	1.85
3/27 6 Mo LIBOR ARM	24	3,793,176.24	0.63
5YR IO 3/27 6 Mo LIBOR ARM	7	2,560,900.00	0.42
6 Mo LIBOR ARM	3	835,196.00	0.14
1/29 6 Mo LIBOR ARM	1	393,000.73	0.07
Total	3,548	603,569,229.58	100.00

DELINQUENCY STATUS	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Current	3,548	603,569,229.58	100.00
Total	3,548	603,569,229.58	100.00

PREPAYMENT TERM (MONTHS)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	277	42,026,115.05	6.96
12	18	3,845,730.67	0.64
24	1,817	342,719,411.73	56.78
36	1,393	208,843,289.26	34.60
48	39	5,800,397.46	0.96
60	4	334,285.41	0.06
Total	3,548	603,569,229.58	100.00

PREPAYMENT PENALTY	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	277	42,026,115.05	6.96
Prepayment Penalty	3,271	561,543,114.53	93.04
Total	3,548	603,569,229.58	100.00

DIVIDEND PROGRAM	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Non-Dividend Loans	3,292	569,271,988.80	94.32
Dividend Loans	256	34,297,240.78	5.68
Total	3,548	603,569,229.58	100.00